THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6023

November 10, 2014

EDGAR CORRESPONDENCE

Monique Botkin

Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re:	Crawford Dividend Yield Fund, a series of Unified Series Trust (the “Trust”) (SEC File Nos. 811-21237 and 333-100654)

Ladies and Gentlemen:

We are responding to the Securities and Exchange Commission (the “SEC”) Staff’s comments regarding Post-Effective Amendment No. 309 to the Trust’s registration statement with respect to its series Crawford Dividend Yield Fund (the “Fund”), which was filed on August 26, 2014. The disclosure changes discussed below will appear in the Fund’s prospectus and Statement of Additional Information to be included in Post-Effective Amendment No. 314 to the Trust’s registration statement. As requested, Tandy reps are attached as Schedule I to this letter.

Prospectus

1.	We note that the Fund’s investment objective is “to provide attractive long-term total return with above average dividend yield, in comparison with the Russell 1000 Value© Index.” Please clarify elsewhere in the prospectus what is meant by “above average dividend yield.”

Response: The first sentence of the Summary Section—Principal Investment Strategies subsection and of the Additional Information about the Fund’s Principal Investment Strategies and Related Risks—Principal Investment Strategies subsection has been amended to clarify that

“The Fund invests primarily in common stocks of U.S. and foreign companies that have above-average dividend yields (in comparison to the companies included in the Russell 1000 Value© Index).”

2.	Please confirm supplementally that the Annual Fund Operating Expenses table includes the estimated fees and expenses of any acquired funds that Fund anticipates holding, pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: We confirm that the estimated fees and expenses of Acquired Funds that the Fund anticipates holding have been included in the Annual Fund Operating Expenses table.

3.	If the Fund intends to engage in short sales directly, please confirm supplementally that estimated expenses of short sales have been included in the Annual Fund Operating Expenses table.

Response: The Fund’s adviser (the “Advisor”) has confirmed that the Fund does not anticipate engaging in short sales of securities.

4.	Please confirm supplementally whether the Fund intends to invest more than 15% of its assets in private Real Estate Investment Trusts (“REITs”) or private funds.

Response: The Advisor has confirmed that the Fund does not anticipate investing more than 15% of its assets in private REITs or private funds.

5.	In the prospectus, please discuss the market capitalization of companies in which the Fund intends to invest.

Response: As stated in the description of the Fund’s principal investment strategies, the Fund invests “primarily in companies with market capitalizations of $1 billion or more at the time of purchase.”

6.	We note that the second paragraph of the Summary Section—Principal Investment Strategies subsection uses several qualitative terms, including “higher quality companies,” “above average total returns,” attractive trade-off between risk and return,” “attractive valuations” and “attractive returns.” Please add additional disclosure to help clarify what is meant by these terms.

Response: This paragraph has been deleted from the Summary Section—Principal Investment Strategies subsection. While similar disclosure is included in the Additional Information about the Fund’s Principal Investment Strategies and Related Risks—Principal Investment Strategies subsection, we believe this subsection contains sufficient explanation to assist investors in understanding these terms in the context of the Fund’s principal investment strategies.

7.	Please confirm supplementally that the Fund does not intend to invest in derivatives.

Response: The Advisor has confirmed that the Fund does not anticipate investing in derivatives.

8.	Please confirm supplementally whether the Fund intends to invest in emerging markets and, if so, consider whether existing prospectus disclosure should be modified to reflect these investments.

Response: The Advisor has confirmed that the Fund does not anticipate investing in emerging markets.

9.	We note that the Value Risk paragraph included in Additional Information About the Fund’s Principal Investment Strategies and Related Risks section discloses that “value stocks may fall out of favor with investors.” Please clarify in this paragraph what it means for a value stock to fall out of favor.

Response: The relevant sentence of the Value Risk paragraph has been amended to clarify that:

In addition, value stocks may become less attractive to investors during certain market cycles and underperform growth stocks.

10.	Please add additional disclosure to the prospectus related to the risks of owning foreign securities, such as risks associated with foreign settlement practices and ownership rights.

Response: As requested, additional disclosure of risks associated with foreign securities has been added to the fund’s prospectus, including risks related to foreign settlement practices and ownership rights.

11.	The How to Redeem Shares—By Telephone in the Account Information subsection of the Fund’s prospectus states that “The Fund, the transfer agent and the custodian are not liable for following redemption instructions communicated by telephone to the extent that they reasonably believe the telephone instructions to be genuine.” Please consider adding “, subject to applicable law” to the end of this sentence.

Response: This language has been added, as requested.

12.	The subsection Determination of Net Asset Value in the Account Information section of the Fund’s prospectus states that “Requests to purchase and sell shares are processed at the NAV next calculated after the Fund receives your order in proper form.” Please clarify what it means for an order to be in “proper form.”

Response: As requested, the relevant sentence in this subsection has been amended to read as follows:

Requests to purchase and sell shares are processed at the NAV next calculated after the Fund receives your order (including any information, payment and/or certifications required to complete your order).

13.	In the prospectus, please add disclosure regarding the tax treatment of REIT distributions.

Response: As requested, the following sentence has been added to the Account Information—Dividends, Distributions and Taxes subsection of the Fund’s prospectus:

In addition, income derived from the Fund’s investments in REITs generally will not qualify for treatment as qualified dividend income.

We have also added additional disclosure to the Fund’s Statement of Additional Information describing certain tax consequences associated with investments in REITs.

14.	In the Additional Information About Management of the Fund section of the Fund’s prospectus, please consider disclosing that the Advisor advises mutual funds.

Response: As requested, this section has been amended to disclosure that the Advisor advises mutual funds.

Comments to the Fund’s Statement of Additional Information (“SAI”)

1.	We note that the Additional Information about Fund Investments and Risk Considerations section of the Fund’s SAI includes several investment strategies that are not included in the Fund’s prospectus. If any of the strategies included in this section are principal investment strategies that are not already disclosed in the Fund’s prospectus, please add them to the prospectus as appropriate.

Response: The Advisor has confirmed that the Fund’s principal investment strategies are disclosed in the Fund’s prospectus.

2.	If the Fund intends to sell (or write) credit default swaps directly, please confirm that the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Advisor has confirmed that the Fund does not intend to invest in credit default swaps directly.

3.	We note that the Fund has a concentration policy prohibiting it from investing more than 25% of its assets in any particular industry. Please confirm supplementally that the Fund does not intend to invest more than 25% of its assets in REITs.

Response: The Advisor has confirmed that the Fund does not intend to invest more than 25% of its assets in REITs.

4.	We note that for a number of the Independent Trustees, the Principal Occupation During the Past 5 Years and Other Directorships table that appears in the Trustees and Officers section includes positions at certain companies without explaining the principal business of the company, as required by Instruction 2 to Item 17(a)(1) of Form N-1A.

Response: This table has been amended to include the principal business of each company listed in the table, as required by Instruction 2 to Item 17(a)(1) of Form N-1A.

*    *    *    *    *

We trust that this letter addresses the SEC staff’s comments. Attached hereto is the requested Tandy representation. Please call me at (314) 552-6023 with any questions or comments.

Sincerely,

THOMPSON COBURN LLP

By:	/s/ Jonathan D. Van Duren

Schedule I

Unified Series Trust

2960 N. Meridian Street

Indianapolis, Indiana 46208

As requested, the undersigned officer of the Trust, on behalf of the Fund, hereby acknowledges the following:

1.	the Fund is responsible for the accuracy and adequacy of the disclosure in the filing;

2.	SEC Staff comments or changes to disclosure in response to such comments in filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing;

3.	the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Unified Series Trust

By:	/s/ John C. Swhear
President